1721 Donna Road
West Palm Beach, FL 33409

June 12, 2014

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

RE:	QSGI Inc.
Amendment No. 1 to Form 8-K
Filed June 6, 2014
File No. 1-32620

Dear Mr. Thompson

We reviewed your comment letter dated June 10, 2014.  We have amended Amendment No. 1 to form 8-K and filed it today June 12, 2014.

We acknowledge:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Marc Sherman
Chairman
QSGI, Inc.

P 1-561-629-7128	F 1-561-629-7341	www.QSGIInc.com